Exhibit 99.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2014

March 30, 2015

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS	1

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1

OVERVIEW	2

OUTLOOK	5

BASIS OF PRESENTATION	6

SELECTED FINANCIAL INFORMATION	6

FINANCIAL CONDITION	6

SUMMARY OF QUARTERLY RESULTS	8

DISCUSSION OF OPERATIONS	9

LIQUIDITY AND CAPITAL RESOURCES	10

CASH FLOWS BY ACTIVITY	17

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	18

RECENT ACCOUNTING PRONOUNCEMENTS	29

OFF BALANCE SHEET ARRANGEMENTS	31

OUTSTANDING SHARE DATA	31

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	31

BUSINESS RISKS AND UNCERTAINTIES	32

FURTHER INFORMATION	36

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Amaya Inc. (“Amaya”, the “Corporation”, “we”, “us” or “our”), on a consolidated basis, for the year ended December 31, 2014. This document should be read in conjunction with the information contained in the Corporation’s audited consolidated financial statements and related notes for the year ended December 31, 2014, and with the audited consolidated financial statements and related notes for the year ended December 31, 2013 and the MD&A thereon. All financial information presented in this MD&A was prepared in accordance with International Financial Reporting Standards (“IFRS”), in each case, unless otherwise stated. The consolidated financial statements and additional information regarding the business of the Corporation are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Corporation’s website at www.amaya.com.

For reporting purposes, the Corporation prepares consolidated financial statements in Canadian dollars and in conformity with IFRS. Unless otherwise indicated, all dollar (“$”) amounts in this MD&A are expressed in Canadian dollars. References to ‘‘EUR’’ or “€” are to European Euros, references to “GBP” are to Great Britain Pounds Sterling, and references to ‘‘USD’’ are to U.S. dollars. All references to a specific “note” refers to the notes to the audited consolidated financial statements of the Corporation for the year ended December 31, 2014. As used in this MD&A, EBITDA is defined by the Corporation as earnings before interest and financing costs (net of interest income), income taxes, depreciation and amortization, and stock-based compensation. EBITDA is a non-IFRS measure.

In preparing this MD&A, we have taken into account information available to us up to March 30, 2015, the date of this MD&A, unless otherwise stated.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward-looking information within the meaning of applicable securities laws, which Amaya refers to in this MD&A as forward-looking statements. These statements reflect Amaya’s current expectations related to future events or its future results, performance, achievements, business prospects or opportunities and products and services development, and future trends affecting the Corporation. All such statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this annual information form. Such statements are based on a number of assumptions which may prove to be incorrect.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of Corporation’s Annual Information Form for the year ended December 31, 2014 (the “Annual Information Form”), which is available on SEDAR at www.sedar.com: the heavily regulated industry in which the Corporation carries on business; online gaming generally; current and future legislation with respect to online gaming or generally in jurisdictions where the Corporation is currently doing business or intends to do business; potential changes to the gaming regulatory scheme; legal and regulatory requirements; significant barriers to entry; competition; ability to develop commercially viable solutions, products or services; impact of inability to complete future acquisitions, integrate businesses successfully or ability to generate synergies; ability to develop and enhance existing solutions; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; lengthy and variable sales cycle; ability to recruit and retain management and other qualified personnel; defects in the Corporation’s solutions, products or services; losses due to fraudulent activities; impact of currency fluctuations; management of growth; contract awards; service interruptions of Internet service providers; ability of Internet infrastructure to meet applicable demand; systems, networks or telecommunications failures or cyber-attacks; regulations that may be adopted with respect to the Internet and electronic commerce; refinancing risks; customer and operator preferences and changes in the economy; changes in ownership of customers or consolidation within the gaming industry; litigation costs and outcomes; expansion into new gaming markets; relationships with distributors; access to financing on reasonable terms; and natural events. These factors are not intended to represent a complete list of the factors that could affect us; however, these factors should be considered carefully.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those expressly or impliedly expected or estimated in such statements. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Although the Corporation cautions that the foregoing list of significant risk factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the Annual Information Form and elsewhere in this MD&A and the Annual Information Form, are not exhaustive, shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A and the Annual Information Form describe Amaya’s expectations as of March 30, 2015 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

OVERVIEW

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Through its two reportable segments, Business-to-Consumer (“B2C”) and Business-to-Business (“B2B”), Amaya is focused on developing, operating and acquiring interactive technology-based assets with high-growth potential in existing and new markets and industries or verticals. Amaya’s B2C business currently consists of the operations of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) and its subsidiaries (collectively, “Rational Group”), which, among other things, currently offer online and mobile real- and play-money poker and other gaming products, including casino and sports betting (also known as sportsbook), as well as certain live poker tours and events, branded poker rooms in popular casinos in major cities around the world and poker programming for television and online audiences. Amaya’s B2B business currently consists of the operations of certain of its subsidiaries, which offer interactive, land-based and lottery gaming solutions. Amaya strives to not only improve and expand upon its current offerings, including its portfolio of what it believes to be high-growth interactive technology-based assets, but to pursue and capitalize on new global growth opportunities. Amaya seeks to take advantage of technology to provide gaming and interactive entertainment to large networks of customers.

B2C

Since the acquisition of the Rational Group on August 1, 2014 (the “Rational Group Acquisition”), Amaya’s primary business has been its B2C segment, which currently generates the vast majority of Amaya’s revenues and profits. Based in the Isle of Man and operating globally, Rational Group owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands, including, among others, PokerStars, Full Tilt, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos around the world and poker programming created for television and online audiences. In addition to expanding its existing real- and play-money poker businesses into new markets, Rational Group has recently targeted growth into other online gaming verticals, notably casino and sportsbook.

Rational Group’s primary brands are PokerStars and Full Tilt, each of which provides a distinct online gaming platform. Currently, according to online poker tracking site Pokerscout.com, the PokerStars and Full Tilt sites collectively hold a majority of the global market share of real-money poker player liquidity, or the volume of people playing as measured by average daily seated ring game real money poker players, and are among the leaders in play-money poker player liquidity. Since its 2001 launch, PokerStars has become the world’s largest real money online poker site based on, among other things, player liquidity, according to Pokerscout.com, and the Corporation believes that it has distinguished itself as one of the world’s premier poker brands.

B2B

Amaya’s B2B business includes the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide, primarily to land-based and online gaming operators and governmental agencies and bodies, and ultimately indirectly to end-users and consumers. Amaya’s B2B solutions are designed to provide end-users with popular, engaging and cutting-edge content across multiple formats and through a secure technology environment, all of which is intended to improve the profitability, productivity, security and brands of the operators. Amaya has developed its portfolio of solutions through both internal development and strategic acquisitions, including Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.), acquired in July 2011, and CryptoLogic Ltd. (“CryptoLogic”), acquired in April 2012, Cadillac Jack Inc. (“Cadillac Jack”), acquired in November 2012, and Diamond Game Enterprises (“Diamond Game”), acquired in February 2014, all of which provide technology, content and services to a diversified base of customers in the regulated gaming industry. As of the date of this MD&A, and as previously announced with respect to certain subsidiaries, Amaya and its management (“Management”) have initiated a strategic review process to explore the divestiture of these B2B assets. The fundamental objective of this review is to expedite the Corporation’s overall business strategy and maximize shareholder value. There can be no assurance that the Corporation’s strategic review process will result in the consummation of any specific action. See “Overview—Recent Highlights—B2B Assets Review” below.

Recent Highlights

Set forth below is a general summary of certain recent corporate highlights, developments and announcements. For additional corporate developments and announcements for the reporting period and up to the date hereof, see the disclosure under the heading “General Development of the Business” in the Annual Information Form.

B2B Assets Review

As previously announced, Amaya is exploring strategic opportunities to divest its B2B business and to use the proceeds to repay outstanding indebtedness or repurchase the Corporation’s common shares (“Common Shares”) pursuant to the 2015 NCIB (as defined below). The fundamental objective of the B2B assets review is to expedite the Corporation’s overall business strategy and maximize shareholder value. In furtherance of its B2B assets review and overall business strategy, the Corporation completed its sale of Ongame Network Ltd (“Ongame”) to NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”) in the fourth quarter of 2014, as detailed below, and announced the Innova Offering (as defined below) on March 26, 2015 and the CJ Sale (as defined below) on March 30, 2015.

On March 26, 2015, Amaya announced that its wholly owned subsidiary, Innova Gaming Group Inc. (“Innova”), had filed and obtained a receipt for a preliminary prospectus in respect of Innova’s proposed initial public offering of common shares with the securities regulatory authorities in all of the provinces and territories in Canada (the “Innova Offering”). The Innova Offering contemplates a treasury offering of common shares by Innova and a secondary offering of common shares of Innova by Amaya, which will receive the net proceeds from such secondary offering. Amaya formed Innova in connection with the Innova Offering and, upon consummation of the Offering, Innova will hold all of the shares of Diamond Game.

On March 30, 2015, Amaya announced that it entered into a definitive agreement to sell Cadillac Jack (the “CJ Sale”) for approximately $476 million comprising cash consideration of $461 million, subject to adjustment, and a $15 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date. Subject to receipt of gaming regulatory and antitrust approvals and other customary closing conditions, Amaya anticipates closing the CJ Sale in 2015. Amaya anticipates using the net proceeds from the CJ Sale primarily for deleveraging, including the repayment of the Credit Facilities, Senior Facility and Mezzanine Facility (each as defined below).

Pending its strategic review of its remaining B2B assets, Amaya intends to continue its strategy of maximizing long-term shareholder value and pursuing sustainable, profitable growth. There can be no assurance as to if and when the Innova Offering or CJ Sale will occur or whether the Corporation’s strategic review process for its remaining B2B assets will result in the consummation of any specific action.

UK Licenses

On March 20, 2015, Amaya announced that it received licenses from the UK Gambling Commission for PokerStars and Full Tilt to operate online poker and other gaming offerings within the United Kingdom. Since late 2014, the brands had been operating under temporary continuation licenses, and prior to that, they were white-listed under applicable Isle of Man gaming licenses.

Cross Currency Swap Agreements

On March 16, 2015, Amaya announced that it entered into cross currency swap agreements (the “Swap Agreements”) that it anticipates will result in lower interest payments on existing debt and mitigate the impact of fluctuations in the Euro to USD exchange rate. The Swap Agreements allow for the creation of synthetic Euro-denominated debt with fixed Euro interest payments at an average rate of 4.6016% (a simple average of the different interest rates for the various Swap Agreements) to replace the USD interest payments bearing a minimum floating interest rate of 5.0% (USD 3 month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%) related to the USD$1.75 billion seven-year first lien term loan secured by Amaya on August 1, 2014 to finance a portion of the Rational Group Acquisition. The interest and principal payments for the Swap Agreements, which mature in five years, will be made at a Euro to USD forex rate of 1.1102 on USD notional amounts of $1.74125 billion.

Italian Tax Matter

On March 11, 2015, Amaya commented on a tax dispute between a subsidiary of Rational Group and Italian tax authorities related to operations of such subsidiary, particularly under the PokerStars brand, in Italy prior to the Rational Group Acquisition. Amaya was aware of the dispute prior to Rational Group Acquisition, but believes Rational Group has operated in compliance with the applicable local tax regulations and has paid €120 million in local taxes during the period subject to the dispute. The merger agreement related to the transaction provides remedies to address certain income tax and other liabilities that might occur post-closing but stemming from operations prior to the date of acquisition, including monies held in escrow as initial sources for indemnification. Amaya does not anticipate that these tax issues would apply to future fiscal periods.

2015 NCIB

On February 13, 2015, Amaya announced that the Toronto Stock Exchange (the “TSX”) approved its notice of intention to make a normal course issuer bid (“2015 NCIB”) to purchase for cancellation up to 6,644,737 Common Shares, representing approximately 5% of Amaya’s issued and outstanding as of January 26, 2015. The Corporation may purchase the Common Shares at prevailing market prices and by means of open market transactions through the facilities of the TSX or by such other means as may be permitted by the TSX rules and policies. The Corporation will determine in its sole discretion from time to time the actual number of Common Shares that it will purchase and the timing of any such purchases. In accordance with the applicable TSX rules, daily purchases under the 2015 NCIB may not exceed 161,724 Common Shares, representing 25% of the average daily trading volume of the Common Shares for the six-month period ended on January 31, 2015, and the Corporation may make, once per calendar week, a block purchase of Common Shares not owned, directly or indirectly, by insiders of Amaya that exceeds the daily repurchase restriction. The 2015 NCIB commenced on February 18, 2015 and will remain in effect until the earlier of February 17, 2016 or the date on which the Corporation has purchased the maximum number of Common Shares permitted under the 2015 NCIB. Amaya is making the 2015 NCIB because it believes that, from time to time, the prevailing market price of its Common Shares may not reflect the underlying value of the Corporation, and that purchasing Common Shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders. As of March 30, 2015, the Corporation has not purchased any Common Shares pursuant to the 2015 NCIB, and has been under its routine quarterly blackout period since the 2015 NCIB period began.

Ongame Sale

In furtherance of its overall business strategy, pursuant to a sale and transfer agreement (the “Ongame Sale and Transfer Agreement”), Amaya sold Ongame to NYX Gaming (Gibraltar) Limited, a wholly-owned subsidiary of NYX Gaming Group, for a purchase price equal to the sum of (i) US$1.00 (paid at the closing), plus (ii) an amount equal to eight times Ongame’s EBITDA for the year ending December 31, 2015, less any required working capital adjustments. The purchase price is only payable in 2016 upon determination of such amount based on Ongame’s 2015 year-end EBITDA, as calculated in accordance with the Ongame Sale and Transfer Agreement. In connection with this divestiture, Amaya and NYX Gaming Group entered into a strategic investment transaction pursuant to which NYX Gaming Group issued, and Amaya purchased, a $10.0 million unsecured convertible debenture on November 17, 2014 which matures two years after the date of issuance and bears interest at 6.00% per annum, payable at maturity. At Amaya’s option, both interest and principal are payable in ordinary shares of NYX Gaming Group at any time prior to the maturity date of November 17, 2016. Amaya subsequently assigned an aggregate of $1.0 million of the unsecured convertible debenture to four individuals.

Concurrently with the completion of the sale of Ongame, Amaya entered into a right of first offer agreement with NYX Gaming Group (the “Right of First Offer”) pursuant to which Amaya granted NYX Gaming Group a right of first offer to purchase the B2B online casino business operated by each of Cryptologic and Amaya (Alberta) Inc. The Right of First Offer expires on December 30, 2015.

Ongame is classified as discontinued operations for all periods in the MD&A and financial statements for the year ended December 31, 2014.

OUTLOOK

Since the Rational Group Acquisition in August 2014 and as a result thereof, Amaya has become the world’s largest publicly traded online gaming company, with its B2C segment, including the PokerStars and Full Tilt brands, being its primary business and source of revenue. With what it believes to be a premier, scalable platform that diversifies its products and services both geographically and across verticals, Amaya currently expects that the Rational Group Acquisition will help facilitate an increase in shareholder value and the delivery of sustainable, profitable long-term growth.

Currently, according to online poker tracking site Pokerscout.com, the PokerStars and Full Tilt sites collectively hold a majority of the global market share of real-money poker player liquidity, or the volume of people playing multiplied by the dollars wagered as measured by average daily seated ring game real money poker players, and are among the leaders in play-money poker player liquidity. Since its 2001 launch, PokerStars has become the world’s largest real money online poker site based on, among other things, the number of players and player liquidity, according to Pokerscout.com, and the Corporation believes that it has distinguished itself as one of the world’s premier poker brands. In addition, Amaya is continuously developing its proprietary platforms and has invested significantly in its technology infrastructure since inception to ensure a positive experience for its customers, not only from a gameplay perspective with respect to its B2C business, but most importantly with respect to security and integrity across business segments and verticals. To support Amaya’s strong reputation for security and integrity, Amaya employs what it believes to be industry-leading practices and systems with respect to various aspects of its technology infrastructure, including payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming and VIP rewards and loyalty programs. Further, Amaya dedicates a major portion of its research and development investments to its B2C business, which seeks to provide broad market applications for products derived from its technology base.

Amaya, through certain of its subsidiaries, is licensed or legally operates under third party licenses, as applicable, in various jurisdictions throughout the world, including the Isle of Man, Malta, Estonia, Spain, Greece, Denmark, Belgium, France, Italy, the United Kingdom and Bulgaria. Amaya seeks to ensure that it obtains all permits, authorizations, registrations and/or licenses necessary to manufacture, distribute and offer its solutions, products and services, as applicable in the jurisdictions in which it carries on business globally and where it is otherwise required to do so. In addition to expected organic growth in online and mobile poker in existing and new markets, however, Amaya believes that there are potentially significant opportunities for growth in new verticals. Specifically, Amaya believes that these new verticals initially include online and mobile casino and sportsbook, and such potential opportunities include the ability to leverage its brand recognition and capitalize on cross-selling these new verticals to its existing customer base, as well as to new customers. In addition to online and mobile casino and sportsbook, Amaya currently intends to explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering and pursuing opportunities in fantasy sports. With respect to online gaming, Amaya intends to seek licensure in all jurisdictions in which licensure is available and strives to be among the first of the licensed operators in newly regulated jurisdictions. For example, see “Regulatory Environment—Regulation of the B2C Business—United States” in the Annual Information Form.

Amaya also continues to focus on the creation of long-term shareholder value by building upon its existing strengths and expanding and strengthening its portfolio of products and services that the Corporation expects will deliver sustainable, profitable long-term growth. To do this, Amaya is undertaking a number of ongoing strategic initiatives, including: (i) strengthening and expanding its products and services and developing its intellectual property; (ii) expanding its geographical reach; and (iii) pursuing strategic acquisitions and divestitures. See “Business Strategy of the Corporation” in the Annual Information Form. With respect to its B2B business, Amaya is exploring strategic opportunities to divest its B2B business and to use the proceeds to repay outstanding indebtedness or repurchase the Corporation’s Common Shares pursuant to the 2015 NCIB. There can be no assurance as to if and when this divestiture will occur. Pending its strategic review of its B2B business, Amaya intends to continue its strategy of maximizing long-term shareholder value and pursuing sustainable, profitable growth by, among other things, increasing its market share through facilitating the delivery of gaming content across physical and interactive media through its B2B business, strengthening and expanding its existing portfolio of developed and acquired technologies and expanding its geographical reach.

BASIS OF PRESENTATION

The following information and comments are intended to provide a review and analysis of the Corporation’s operational results and financial position for the year ended December 31, 2014, as compared to the prior year ended on December 31, 2013. This MD&A should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2014 and 2013. Such consolidated financial statements, and the respective notes thereto, have been prepared in accordance with IFRS, and the information contained here is stated as of December 31, 2014, in each case, unless otherwise stated.

SELECTED FINANCIAL INFORMATION

	For the year ended
(in $000’s, except per share data)	December 31, 2014	December 31, 2013	December 31, 2012
Total Revenue	688,222	145,892	76,435

Net Earnings (Loss)	(7,529)	(29,173)	(7,112)

Net Earnings (Loss) from Continuing Operations	57,188	(4,765)	(7,112)

Basic Net Earnings (Loss) Per Common Share	(0.07)	(0.33)	(0.11)

Diluted Net Earnings (Loss) Per Common Share	(0.07)	(0.33)	(0.11)

Basic Net Earnings (Loss) from Continuing Operations Per Common Share	0.52	(0.05)	(0.11)

Diluted Net Earnings (Loss) from Continuing Operations per Common Share	0.41	(0.05)	(0.11)

Total Assets	7,167,028	440,831	349,074

Total Long-Term Financial Liabilities	3,962	200,948	140,949

Cash Dividends Declared Per Share	—	—	—

The Corporation’s growth in revenues during the year ended December 31, 2014, as compared to during the year ended December 31, 2013, was primarily a result of the revenues generated from the B2C operations, primarily through the PokerStars brand, which was acquired in August 2014 as a result of the Rational Group Acquisition. The Corporation’s net loss decreased in 2014 primarily as a result of the revenues generated from the B2C operations, primarily through the PokerStars brand, which was acquired in August 2014 as a result of the Rational Group Acquisition, offset by a loss from discontinued operations in connection with the sale of Ongame.

The Corporation’s growth in revenues during the year ended December 31, 2013, as compared to during the year ended December 31, 2012, was primarily a result of the incorporation of a full period of revenues generated from Cadillac Jack, Cryptologic and Ongame, which were all acquired in 2012. The Corporation’s net loss increased in 2013 primarily as a result of losses from its B2B interactive gaming solutions and partially as a result of substantial investments made to develop its B2B interactive gaming solutions in preparation for the launch of real money online gaming in the State of New Jersey in late November 2013.

FINANCIAL CONDITION

The Corporation’s asset base increase of approximately $6.70 billion was primarily the result of the Rational Group Acquisition, the sale of WagerLogic Malta Holdings Ltd. (“WagerLogic”) for aggregate gross proceeds of $62.50 million, the Credit Facilities, Senior Facility and the Mezzanine Facility. See also “Liquidity and Capital Resources” below.

The Corporation evaluates revenue performance by both geographic area and revenue type. The following table sets out the proportion of revenue attributable to each of the legal gaming jurisdictions in which it sells its products, solutions and services for the years ended December 31, 2014 and 2013.

	For the year ended December 31,
	2014 $000’s	2013 $000’s
Americas	203,572	105,839
Europe	423,618	40,044
Rest of world	61,032	9

Total	688,222	145,892

The revenue increase in all geographic areas for the year ended December 31, 2014 as compared to the year ended December 31, 2013 was primarily attributable to the revenue generated by the B2C business, particularly the products and services offered under the PokerStars brand.

Although prior to the Rational Group Acquisition in August 2014 the vast majority of Amaya’s revenues in 2014 were generated by its B2B land-based and interactive gaming solutions, following the Rational Group Acquisition, the vast majority of its revenues were, and the Corporation expects its revenues to continue to be, generated by its client interface, online and mobile gaming platforms under the B2C business segment. Following the Rational Group Acquisition, the B2C revenues were generated almost entirely through the provision of real-money poker offerings, followed by casino play-money and casino offerings. For a description of the Corporation’s B2B assets strategic review, see “Overview—Recent Highlights—B2B Assets Review”.

For a summary of the risks that could affect the Corporation’s financial condition in the future, see “Business Risks and Uncertainties” below.

SUMMARY OF QUARTERLY RESULTS

For the three months ended	31-Mar-13	30-Jun-13	30-Sep-13	31-Dec-13	31-Mar-14	30-Jun-14	30-Sep-14	31-Dec-14
(in $000’s, except per share data)
Revenue	34,995	35,230	38,585	37,083	39,542	41,083	238,959	368,638
Net Earnings (loss)	(7,441)	(11,442)	(3,466)	(6,824)	39,644	(2,895)	(17,613)	(26,666)
Net Earnings (loss) from Continuing Operations	(578)	(5,303)	1,640	(524)	45,356	5,744	26,416	(20,328)
Basic Net Earnings (loss) per Common Share	(0.09)	(0.13)	(0.04)	(0.08)	0.42	(0.03)	(0.15)	(0.20)
Diluted Net Earnings (loss) per Common Share	(0.09)	(0.13)	(0.04)	(0.08)	0.41	(0.03)	(0.15)	(0.20)
Basic Net Earnings (loss) from Continuing Operations per Common Share	(0.01)	(0.06)	0.02	(0.01)	0.48	0.06	0.22	(0.15)
Diluted Net Earnings (loss) from Continuing Operations per Common Share	(0.01)	(0.06)	0.02	(0.01)	0.47	0.06	0.16	(0.15)

The increase in revenues during the quarters ended September 30, 2014 and December 31, 2014, as compared to the previous six quarters, was primarily attributable to the revenue generated by the B2C operations following the Rational Group Acquisition on August 1, 2014, and to the consolidation of results from the Corporation’s overall business as of that date.

The increase in revenues from the quarter ended September 30, 2014 to the quarter ended December 31, 2014 was primarily attributable to the consolidation of a full quarter of revenue generated by the B2C operations, as opposed to only two months of revenue generated by the B2C operations consolidated in the third quarter of 2014 following the Rational Group Acquisition on August 1, 2014. The sale of Ongame to NYX Gaming in the fourth quarter of December 31, 2014 also had an impact on the Corporation’s financial condition. See “Overview—Recent Highlights—Ongame Sale”.

Our results of operations can fluctuate due to seasonal trends and other factors. Historically, given the geographies where we operate and the majority of our customers are located, and the related climate and weather in such geographies, among other things, revenues from our B2C operations have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted our historical results will repeat in future periods as we cannot influence or forecast many of these factors. For other factors that may cause our results to fluctuate, see “Business Risks and Uncertainties” below.

DISCUSSION OF OPERATIONS

Revenue

	For the three-month period ended		For the year ended
	December 31, 2014 $000’s	December 31, 2013 $000’s	December 31, 2014 $000’s	December 31, 2013 $000’s
B2C*	338,897	—	547,221	—
Software licensing	3,695	11,201	21,055	46,996
Product sales	1,750	5,284	19,204	7,663
Participation leases and arrangements	23,895	19,520	97,543	77,026
Other	401	1,078	3,199	14,207

Total	368,638	37,083	688,222	145,892

*	The Corporation acquired the B2C business on August 1, 2014 pursuant to the Rational Group Acquisition. The B2C revenue is currently primarily generated through hosted poker.

Revenue for the three-month period ended December 31, 2014 was $368.64 million as compared to $37.08 million for the comparable prior year period, representing an increase of 894%. This increase was primarily attributable to (i) consolidating B2C revenue, primarily generated by PokerStars, with B2B revenue and (ii) consolidating Diamond Game revenue, partially offset by significant finance lease revenue earned during 2013.

Revenue for the year ended December 31, 2014 was $688.22 million as compared to $145.89 million for the year ended December 31, 2013, representing an increase of 372%. This increase was primarily attributable to (i) consolidating B2C revenue, primarily generated by PokerStars, with B2B revenue, and (ii) consolidating Diamond Game revenue, partially offset by (a) significant finance lease revenue earned during 2013, (b) WagerLogic hosted casino revenue earned during 2013 and (c) significant upfront software licensing fees earned during 2013.

Expenses

Selling

Sales and marketing expenses increased from $2.84 million for the three-month period ended December 31, 2013 to $62.96 million for the three-month period ended December 31, 2014, representing an increase of 2,118%. The increase was primarily the result of advertising expenses incurred by the B2C business during the three month period ended December 31, 2014.

Sales and marketing expenses increased from $13.73 million for the year ended December 31, 2013 to $101.49 million for the year ended December 31, 2014, representing an increase of 639%. The increase was primarily the result of advertising expenses incurred by the B2C business during the year ended December 31, 2014.

General and Administrative

General and administrative expenses increased from $29.69 million for the three-month period ended December 31, 2013 to $207.69 million for the three-month period ended December 31, 2014, representing an increase of 600%. The increase was primarily the result of (i) a growing employee base due to the acquisition of Diamond Game and the Rational Group Acquisition, (ii) gaming duty and processing costs incurred by the B2C business in connection with generating B2C revenues, (iii) impairments and losses on B2B redundant assets and (iv) increased amortization of purchase price allocated intangibles. The Corporation determined that a number of B2B-related intangible and tangible assets are redundant to its core operations, notably its B2C business. Impairment losses of approximately $6.13 million and a loss on disposal of assets of approximately $1.40 million were recognized in the fourth quarter of 2014.

General and administrative expenses increased from $109.55 million for the year ended December 31, 2013, to $430.10 million for the year ended December 31, 2014, representing an increase of 293%. The increase was primarily the result of (i) a growing employee base due to the acquisition of Diamond Game and the Rational Group Acquisition, (ii) gaming duty and processing costs incurred by the B2C business in connection with generating B2C revenues, (iii) impairments and losses on B2B redundant assets and (iv) increased amortization of purchase price allocated intangibles. Impairment losses of approximately $15.17 million and a loss on disposal of assets of approximately $5.76 million were recognized in the year ended December 31, 2014.

Financial

Financial expenses increased from $6.16 million for the three month period ended December 31, 2013 to $72.92 million for the three month period ended December 31, 2014, representing an increase of 1,084%. This increase was primarily the result of interest incurred on the USD First Lien Term Loans, USD Second Lien Term Loans, Credit Facilities, Senior Facility and Mezzanine Facility (each as defined below) during the three month period ended December 31, 2014, as offset by unrealized gain on the re-valuation of the EUR First Lien Term Loan during the same period.

Financial expenses increased from $20.53 million for the year ended December 31, 2013 to $98.57 million for the year ended December 31, 2014, representing an increase of 380%. This increase was primarily the result of interest incurred on the USD First Lien Term Loans, USD Second Lien Term Loans, Credit Facilities, Senior Facility and Mezzanine Facility during the year ended December 31, 2014, as offset by unrealized gain on the re-valuation of the EUR First Lien Term Loan during the same period.

Acquisition Related Expenses

Acquisition related expenses increased from $1.33 million for the year ended December 31, 2013 to $22.39 million for the year ended December 31, 2014, representing an increase of 1,583%. This increase was primarily the result of an increase in underwriter fees and professional fees incurred in connection with the acquisition of Diamond Game and the Rational Group Acquisition during the year ended December 31, 2014.

Current and Deferred Income Tax

Current income taxes decreased from $10.0 million for the year ended December 31, 2013 to $8.64 million for the year ended December 31, 2014.

For the three month period ended December 31, 2014, the Corporation recognized deferred income tax expense of $26.33 million as compared to recognized deferred income tax expense of $2.86 million for the comparable prior year period. This increase was primarily attributable to movements in the valuation allowance in respect of deferred tax assets during the year.

LIQUIDITY AND CAPITAL RESOURCES

Based on the Corporation’s current revenue and continued growth expectations, primarily from its B2C business, the funds available from the Corporation’s private placement of debt and shares and the funds available from its existing its USD$100 million five-year first lien revolving credit facility, Management believes that the Corporation will have the cash resources to satisfy current working capital needs, fund development activities and other capital expenditures for at least the next 12 months.

Moreover, Management is of the opinion that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative products and solutions. The state of capital markets may influence the Corporation’s ability to secure the capital resources required to fund future projects and support growth.

The Corporation is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources as required.

December 31, 2014	On Demand $000’s	Less Than 1 year $000’s	2-5 years $000’s	More Than 5 years $000’s

Accounts payable and accrued liabilities	178,990	—	—	—
Other payables	210,620	2,127	5,042	522
Provisions	46,479	—	410,830	241
Customer deposits	699,966	—	—	—
Income tax payable	32,966	—	—	—
Long-term debt*	—	254,237	1,954,151	2,863,667

Total	1,070,021	256,364	2,370,023	2,866,330

*	Includes principal and interest.

Credit Facility

The Corporation’s credit facilities include an unsecured revolving demand credit facility of USD $100 million and a first lien revolving demand credit facility of $3 million, each of which can be used for general working capital purposes and other corporate purposes. The Corporation obtained these credit facilities on August 1, 2014 and they are priced at LIBOR plus 3.75% or ABR plus 2.75%, and mature on August 1, 2019. The applicable commitment fee on these revolving credit facilities is based on a leverage ratio of 3.75 to 1.00 and could range from 0.375% to 0.50%.

These credit facilities contain customary covenants, including, without limitation, maintenance covenants based on certain agreed-upon leverage ratios each of which the Corporation was in compliance with as of December 31, 2014.

The $3 million facility bears interest at the lender’s prime rate plus between 1.25% and 2% depending on the Corporation’s fixed charge coverage ratio. To secure the full repayment of advances, which as of December 31, 2014 equaled $ nil, the Corporation has provided the lender with a first lien security interest over all of the Corporation’s personal or otherwise movable property.

As at each of December 31, 2013 and December 31, 2014, the outstanding amount of the USD $100 million revolving unsecured demand credit facility equaled USD$ nil and as at December 31, 2014, the outstanding amount of the $3 million first lien revolving demand credit facility equaled $ nil.

Long-Term Debt

The following is a summary of long-term debt outstanding at December 31, 2014 and December 31, 2013:

	In local denominated currency 000’s	December 31, 2014 $000’s	December 31, 2013 $000’s
USD First Lien Term Loan	1,745,625	1,956,220	—
USD Second Lien Term Loan	800,000	873,519	—
EUR First Lien Term Loan	199,500	271,388	—
Senior Facility (USD)	238,000	273,910	168,178
Mezzanine Facility (USD)	104,537	102,941	—
2013 Debentures (CAD)	30,000	28,020	26,323
Other long-debt term	—	—	686

Total long-term debt		3,505,998	195,187

Current portion		11,451	2,388

Non-current portion		3,494,547	192,799

2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of $1,000 per unit for aggregate gross proceeds of $30 million. Each unit consisted of (i) $1,000 principal amount of unsecured non-convertible subordinated debentures (the “2013 Debentures”) and (ii) 48 non-transferable Common Share purchase warrants (the warrant indenture was subsequently amended to provide for the warrants to be transferable and traded on the TSX). The 2013 Debentures bear interest at a rate of 7.50% per annum payable semi-annually in arrears on January 31 and July 31 in each year and commenced on July 31, 2013. The 2013 Debentures mature and are repayable on January 31, 2016. Each warrant entitles the holder thereof to acquire one Common Share at a price per Common Share equal to $6.25 at any time until January 31, 2016.

The Corporation has determined the fair value of the debt component of the units. At the time of issuance, the proceeds were allocated between the debt and the equity components using the residual method.

December 31, 2014 $000’s
Fair value of liability component	26,844
Fair value of warrants	3,156
Face value	30,000

Transaction costs	1,831

During the year ended December 31, 2014, the Corporation incurred $3.95 million in interest, of which $1.70 million relates to interest accretion, as compared $3.13 million in interest during the year ended December 31, 2013, of which $1.12 million relates to interest accretion.

The following table sets forth the movements in the debt and equity components of the private placement of units recognized during the year ended December 31, 2014.

	Face value $000’s	Liability component $000’s	Equity component $000’s
Opening balance (net of transaction costs)	30,000	25,206	2,963
Exercise of warrants	—	—	(1,634)
Accretion of liability component (effective interest of 14.10%)	—	2,814	—

Balance at December 31, 2014	30,000	28,020	1,329

The following table sets for the repayment obligations under the debt component of the private placement of units during the next two fiscal years:

$000’s
2015	—
2016	30,000

Credit Facilities and Senior Facility

On December 20, 2013, Cadillac Jack entered into an agreement for the refinancing of its credit facilities. Under this agreement, Cadillac Jack has access to term loans in an aggregate principal amount of up to USD $160 million (the “Credit Facilities”). The Credit Facilities replaced the existing USD $110 million non-convertible senior secured term loan secured by Cadillac Jack’s assets that was made available to finance the acquisition of Cadillac Jack by Amaya as of November 5, 2012 (the “2012 Loan”). The Credit Facilities were used to fully repay the outstanding balance on the 2012 Loan, as well as related fees and expenses, and the remaining amounts are being used to fund the ongoing working capital and other general corporate purposes. On May 15, 2014, Cadillac Jack obtained an incremental USD $80 million term loan to the Credit Facilities through an amendment thereto for the purpose of financing working capital expenses and general corporate purposes of the Corporation. The new aggregate principal amount of USD$240 million bears interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor (as amended, the “Senior Facility”). The Senior Facility will mature over a five-year term from the closing date and is secured by the stock of Cadillac Jack and the assets of Cadillac Jack and its subsidiaries. The Senior Facility contains customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios, each of which the Corporation was in compliance with as of December 31, 2014. Amaya has provided an unsecured guarantee of the obligations under the Senior Facility in favor of the lenders.

During the year ended December 31, 2014, the Corporation incurred interest of $23.64 million, of which $2.32 million relates to interest accretion, as compared to $16.32 million during the year ended December 31, 2013, of which $5.97 million relates to interest accretion.

	December 31, 2014 $000’s	December 31, 2013 $000’s
Principal	278,424	174,563
Repayment	(2,320)	(4,387)
Transaction costs	(4,417)	(7,899)
Accretion (effective interest rate of 9.90%)	2,328	5,965
Translation	(105)	(64)
Current portion (net of unamortized transaction costs of $740,000)	273,910	—

	(2,355)	(1,702)

	271,555	166,476

The principal repayments of the Senior Facility over the next five years amount to the following:

$000’s
2015	2,784
2016	2,784
2017	2,784
2018	2,784
2019	264,968

Mezzanine Facility

On May 15, 2014, Cadillac Jack obtained a mezzanine subordinated unsecured loan (the “Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of USD$100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% may instead be paid in-kind in lieu of cash. The Mezzanine Facility will mature over a 6-year term from the closing date and is unsecured. Amaya has provided an unsecured guarantee of the obligations under the Mezzanine Facility in favor of the lenders. The Mezzanine Facility contains customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios, each of which the Corporation was in compliance with as of December 31, 2014. In connection with the Mezzanine Facility, the Corporation granted the lenders 4,000,000 Common Share purchase warrants, entitling the holders thereof to acquire one Common Share per warrant at a price per Common Share equal to $19.17 at any time up to a period ending ten years after the closing date (see note 21).

During the year ended December 31, 2014, the Corporation incurred $10 million in interest of which $0.7 million relates to interest accretion and $5.01 million relates to paid in kind interest.

December 31, 2014 $000’s
Fair value of liability component	99,597
Fair value of equity component	16,413
Face value	116,010

Transaction costs	3,082

The following table reflects movements recognized during the year ended December 31, 2014:

	Face value $000’s	Liability component $000’s	Equity component $000’s
Opening balance (net of transaction costs)	116,010	96,951	15,977
Paid in kind interest	—	5,011	—
Accretion of liability component (effective interest of 16.16%)	—	727	—
Translation	—	252	—

Balance at December 31, 2014	116,010	102,941	15,977

The principal repayments under the Mezzanine Facility over the next five years amount to the following:

$000’s
2015	—
2016	—
2017	—
2018	—
2019+	116,010

The Corporation currently anticipates using the net proceeds from the CJ Sale primarily for deleveraging, including the repayment of the Credit Facilities, Senior Facility and Mezzanine Facility. There can be no assurance as to if and when the CJ Sale will occur.

First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long term debt, allocated as follows:

First Lien Term Loans

The first lien term loans consist of a USD$1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor.

The Corporation is required to allocate 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. Excess cash flow is referred to as EBITDA of the Rational Group on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ending on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

The agreement for the First Lien Term Loans restricts the Corporation from, among other things, incurring additional debt or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

During the year ended December 31, 2014, the Corporation incurred $46.24 million in interest of which $4.84 million relates to interest accretion in relation to the USD First Lien Term Loan.

	December 31, 2014 $000’s	December 31, 2013 $000’s
Principal	2,030,175	—
Repayment	(5,075)	—
Transaction costs	(71,365)	—
Accretion (effective interest rate of 5.79%)	4,842	—
Translation	(2,357)	—

	1,956,220	—
Current portion (net of unamortized transaction costs of $12,450,000)	(7,852)	—

	1,948,368	—

The USD First Lien Term Loan principal repayments over the next five years amount to the following:

$000’s
2015	20,302
2016	160,043
2017	181,185
2018	193,165
2019+	1,470,405

During the year ended December 31, 2014, the Corporation incurred $7.04 million in interest, of which $0.65 million relates to interest accretion in relation to the EUR First Lien Term Loan.

	December 31, 2014 $000’s	December 31, 2013 $000’s
Principal	280,767	—
Repayment	(702)	—
Transaction costs	(9,562)	—
Accretion (effective interest rate of 5.97%)	646	—
Translation	238	—

	271,388	—
Current portion (net of unamortized transaction costs of $1,564,000)	(1,244)	—

	270,143	—

The EUR First Lien Term Loan principal repayments over the next five years amount to the following:

$000’s
2015	2,808
2016	22,133
2017	25,057
2018	26,714
2019+	203,353

USD Second Lien Term Loan

The second lien term loan consists of a USD$800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor repayable on August 1, 2022 (the “USD Second Lien Term Loan”). During the year ended December 31, 2014, the Corporation incurred $32.24 million in interest of which $1.97 million relates to interest accretion.

	December 31, 2014 $000’s	December 31, 2013 $000’s
Principal	928,080	—
Transaction costs	(54,659)	—
Accretion (effective interest rate of 9.07%)	1,965	—
Translation	(1,867)	—

	873,519	—
Current portion (net of unamortized transaction costs of $nil)	—	—

	873,519	—

The USD Second Lien Term Loan principal repayments over the next five years amount to the following:

$000’s
2015	—
2016	—
2017	—
2018	—
2019+	928,080

CASH FLOWS BY ACTIVITY

The table below outlines a summary of cash inflows (outflows) by activity.

	For the three month period ended		For the year ended
	December 31, 2014 $000’s	December 31, 2013 $000’s	December 31, 2014 $000’s	December 31, 2013 $000’s
Operating activities	55,763	3,043	190,658	(60)
Financing activities	(1,763)	55,133	4,892,912	114,844
Investing activities	(1,001)	(25,063)	(4,780,594)	(57,422)

Cash Provided by (Used In) Operations

The Corporation generated positive cash flows from operating activities for the three-month period ended December 31, 2014. This was primarily the result of B2C revenue generated by the B2C business. Cash generated by operating activities for the three-month period ended December 31, 2014 was $55.76 million as compared to $3.04 million for the comparable prior year period.

The Corporation generated positive cash flows from operating activities for the year ended December 31, 2014. This is also primarily the result of B2C revenue generated by the B2C business. Cash generated by operating activities for the year ended December 31, 2014 was $190.66 million as compared to $(0.06) million for the nine-month period ending September 30, 2013.

Cash Provided by (Used In) Financing Activities

The cash used for financing activities for the three-month period ended December 31, 2014 and provided from financing activities for the three-month period ended December 31, 2013 was $1.76 million and $55.13 million, respectively. During the three-month period ended December 31, 2014, the primary expenditure affecting the cash used for financing activities was the repayment of debt. During the three-month period ended December 31, 2013, the Corporation primarily derived cash from financing activities through the Credit Facilities, Senior Facility and Mezzanine Facility that provided additional gross proceeds of $55 million during such period.

The cash provided from financing activities for the year ended December 31, 2014 and December 30, 2013 was $4,892.91 million and $114.84 million, respectively. During the year ended December 31, 2014, the Corporation derived cash from financing activities primarily through the proceeds from the (i) USD First Lien Term Loan and USD Second Lien Term Loan, (ii) issuance of Common Shares and the Corporation’s preferred shares (“Preferred Shares”) and (iii) Credit Facilities, Senior Facility and Mezzanine Facility. During the year ended December 31, 2013, the Corporation derived cash from financing activities primarily through the (i) private placement of debt for aggregate gross proceeds of $30 million, (ii) private placement of shares for aggregate gross proceeds of $40 million and (iii) the Credit Facilities, Senior Facility and Mezzanine Facility that provided additional gross proceeds of $55 million, partially offset by a share buyback of 660,800 Common Shares, each during the period.

Cash Provided by (Used In) Investing Activities

The use of cash in investing activities for the three-month period ended December 31, 2014 was $0.32 million as compared to $25.06 million for the comparable prior year period. During the three-month period ended December 31, 2014, the Corporation’s use of cash in investing activities primarily resulted from restricting cash for the Rational Group deferred payment and further investments in Diamond Game and Cadillac Jack revenue producing assets, offset by proceeds from the sale of investments. During the three-month period ended December 31, 2013, the Corporation’s use of cash in investing activities primarily resulted from (i) the continued investment in development of proprietary technology and gaming content, (ii) the deployment of Cadillac Jack revenue producing assets and (iii) an additional investment in The Intertain Group Ltd. (TSX: IT) (“Intertain”).

The use of cash in investing activities for the year ended December 31, 2014 was $4,600.44 million as compared to $57.42 million for the year ended December 31, 2013. During the year ended December 31, 2014, the primary expenditure affecting the use of cash in investing activities was the Rational Group Acquisition. During the year ended December 31, 2013, the Corporation’s use of cash in investing activities primarily resulted from (i) the continued investment in development of proprietary technology and gaming content, (ii) the deployment of Cadillac Jack revenue producing assets and (iii) an additional investment in Intertain.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Corporation’s consolidated financial statements and all financial information presented in the MD&A, have been prepared in accordance with IFRS.

Principles of Consolidation

A subsidiary is an entity controlled by the Corporation. As such, the Corporation is exposed, or has rights, to variable returns from its involvement with such entity and has the ability to affect those returns through its current ability to direct such entity’s relevant activities (i.e., power over the investee).

The existence and effect of substantive potential voting rights that the Corporation has the practical ability to exercise (i.e., substantive rights) are considered when assessing whether the Corporation controls another entity.

The Corporation’s consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries. With consolidation, all inter-entity transactions and balances have been eliminated.

Upon the loss of control of a subsidiary, the Corporation’s profit or loss on disposal is calculated as the difference between (i) the fair value of the consideration received and of any investment retained in the former subsidiary and (ii) the previous carrying amount of the assets (including any goodwill) and liabilities of the subsidiary and any non-controlling interests.

Discontinued Operations and Assets Held for Sale

Discontinued operations

These are either separate major lines of business or geographical operations that have been sold or classified as held for sale. When held for use, discontinued operations were a cash-generating unit or a group of cash-generating units. They comprise operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Their results are presented separately in the statements of earnings on a comparative basis.

Non-current assets held for sale

A non-current asset (or disposal group) held for sale represents an asset whose carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the sale must be highly probable and the non-current asset (or disposal group) must be available for immediate sale in its present condition. The appropriate level of management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from its classification. Disposal groups and non-current assets held for sale are included in the consolidated statements of financial position at fair value less costs to sell, if such amount is lower than the previous carrying amount. Once an asset is classified as held for sale or included in a group of assets held for sale, no further depreciation or amortization is recorded.

Revenue Recognition

Revenue is recognized when all the following criteria are met:

•	the Corporation has transferred to the buyer the significant risks and rewards;

•	the amount of revenue can be reliably measured;

•	it is probable that the economic benefits associated with the transaction will flow to the Corporation; and

•	the costs incurred or to be incurred in respect of the transaction can be reliably measured.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue:

B2C Revenue

Revenue from the B2C operations consists primarily of online poker gaming revenue and is recognized when it is probable that the economic benefits will flow to the Corporation and the amount of revenue can be measured reliably. Revenue is recognized in the accounting periods in which the transactions occurred after deduction of certain offsets, such as promotional bonuses and frequent player points granted to customers, and is measured at the fair value of the consideration received or receivable.

Online poker gaming revenue represents the commission charged from each poker hand in ring games and entry fees for participation in poker tournaments. In poker tournaments, entry fee revenue is recognized when the tournament has concluded.

The B2C operations operate loyalty programs for its customers that award customer loyalty points based on amounts wagered. Management estimates the value of this liability using relevant historical information about the likelihood and magnitude of an outflow of resources.

B2B Revenue

Multiple-element revenue arrangements

Certain contracts of the Corporation include license fees, training, installation, consulting, maintenance, product support services and periodic upgrades.

Where such agreements exist, the amount of revenue allocated to each element is based upon the relative fair values of the various elements. The fair values of each element are determined based on the current market price of each of the elements when sold separately. Revenue is only recognized when, in Management’s judgment, the significant risks and rewards of ownership have been transferred or when the obligation has been fulfilled.

Product sales

Revenue from product sales is recognized when the product is shipped to the customer and when there are no unfulfilled obligations of the Corporation that affect the customer’s final acceptance of the product pursuant to the arrangement. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized.

Participation leases and arrangements

In contracts that stipulate profit sharing arrangements, revenues are earned based on revenue splits established in the contracts and can vary depending on the contracts. Revenues are recognized when performance has been achieved and collectability is reasonably assured.

Software licensing

Typically, license fees, including fees from master license agreements, most of which are contingent upon the licensee’s customer usage, are calculated as a percentage of each licensee’s level of activity. The percentage is as established in the contract and can vary depending on the particular contract and the terms thereof. The license fees are recognized on an accrual basis as earned.

Lease revenues

In the course of its normal business, the Corporation enters into lease agreements for its gaming equipment.

Assets subject to finance leases are initially recognized at an amount equal to the net investment in the lease, which is the fair value of the asset, or, if lower, the present value of the minimum lease payments. Leases revenues are recognized on the same basis as revenues from product sales. Finance income is subsequently recognized over the term of the applicable leases based on the effective interest rate method. Finance income is grouped with the revenues, in the statements of comprehensive income (loss).

Assets under operating leases are included in property and equipment. Lease income from operating leases is recognized on a straight-line basis over the term of the lease and is included in revenues in the statements of comprehensive income (loss).

Translation of Foreign Operations and Foreign Currency Transactions

Functional and presentation currency

IFRS requires entities to consider primary and secondary indicators when determining the functional currency. Primary indicators are closely linked to the primary economic environment in which the entity operates and are given more weight. Secondary indicators provide supporting evidence to determine an entity’s functional currency. Once the functional currency of an entity is determined, it should be used consistently, unless significant changes in economic factors, events and conditions indicate that the functional currency has changed.

A change in functional currency is accounted for prospectively from the date of the change by translating all items into the new functional currency using the exchange rate at the date of the change.

Based on an analysis of the primary and secondary indicators, the functional currency of each of the Corporation and its entities have been determined. The Corporation’s consolidated financial statements are presented in Canadian dollars.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of net earnings (loss).

Group companies

Each foreign operation determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency.

The results and financial position of the Corporation’s entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing exchange rate on the date of that statement of financial position;

(ii)	income and expenses for each statement of net earnings (loss) and statement of other comprehensive income are translated at average exchange rates (unless such average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates at issue, in which case income and expenses are translated at the exchange rate on the dates of such transactions); and

(iii)	all resulting exchange rate differences are recognized in other comprehensive income (loss) and are transferred to net earnings as part of gain (loss) on the disposal of subsidiaries.

The following functional currencies are referred to herein:

Currency Symbol	Currency Description
CAD	Canadian Dollar
USD	United States Dollar
EUR	European Euro
GBP	Great Britain Pound Sterling

Business Combination

Business combinations are accounted for using the acquisition method. Under this method, the identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized, regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. On initial recognition, the assets and liabilities of the acquired entity are included in the consolidated statements of financial position at their respective fair values. Goodwill is recorded based on the excess of the fair value of the consideration transferred over the fair value of the Corporation’s interest in the acquiree’s net identifiable assets on the date of the acquisition. Any excess of the identifiable net assets over the consideration transferred is immediately recognized in net earnings.

The consideration transferred by the Corporation to acquire control of an entity is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred and equity interests issued by the Corporation, including the fair value of all the assets and liabilities resulting from a deferred payment arrangement. Acquisition related costs are expensed as incurred.

Operating Segments

Amaya has two reportable segments, its B2C segment and B2B segment. In the year ended December 31, 2014, the B2C segment consisted of Rational Group, while the B2B segment consisted of Amaya’s B2B interactive, land-based and lottery gaming solutions.

Amaya’s primary business is currently its B2C operations which were acquired on August 1, 2014 through the Rational Group Acquisition. The Corporation’s operating segments are organized around the markets they serve (i.e., B2C and B2B) and are reported in a manner consistent with the internal reporting provided to the Corporation’s Chairman and Chief Executive Officer, who serves as the Corporation’s chief operating decision-maker. An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with other components of the Corporation.

Financial Instruments

Financial assets

Financial assets are initially recognized at fair value and are classified either as “fair value through profit or loss”; “available-for-sale”; “held-to-maturity”; or “loans and receivables”. The classification depends on the purpose for which the financial instruments were acquired and their respective characteristics. Except in very limited circumstances, the classification may not be changed subsequent to initial recognition.

Fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held-for-trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or otherwise as determined by Management. Financial assets classified at fair value through profit or loss are measured at fair value, with the realized and unrealized changes in fair value recognized each reporting period in profit or loss.

Available-for-sale

Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Such assets are included in other non-current financial assets unless Management intends to dispose of them within twelve months of the date of the consolidated statements of financial position. Financial assets classified as available-for-sale are carried at fair value with changes in fair value recorded in other comprehensive income (loss). Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in profit or loss. When a decline in fair value is determined to be “other-than-temporary”, the cumulative loss included in accumulated other comprehensive income (loss) is removed as such and then recognized in the profit or loss. Gains and losses realized on the disposal of available-for-sale assets are recognized in profit or loss. The Corporation has current and non-current investments classified as available-for-sale (see note 8).

Held-to-maturity and loans and receivables

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity dates for which an entity has the intention and ability to hold until maturity. Loans and receivables are non-derivative financial assets with fixed or determinable payments but which are not quoted in an active market. All such assets with maturities equal to or less than 12 months from the date of the consolidated statements of financial position are classified as current assets, while those with maturities greater than twelve months from such date are classified as non-current assets. Financial instruments classified as held-to-maturity and loans and receivables are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method. None of the Corporation’s financial assets are held-to-maturity. Cash, restricted cash, receivables under finance leases, accounts receivable and promissory notes are classified as loans and receivables.

Impairment

At the end of each reporting period, the Corporation assesses whether a financial asset or a group of financial assets, other than those classified as fair value through profit or loss, is impaired. If there is objective evidence that impairment exists, the loss is recognized in profit or loss. The impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

Financial liabilities

Financial liabilities are classified as either “financial liabilities at fair value through profit or loss”, or “other financial liabilities”. Financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. The Corporation’s financial liabilities are classified as other liabilities.

Transaction costs

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities that are classified as “through profit or loss”) are added to or deducted, as applicable, from the fair value of the financial instrument on initial recognition. These costs are expensed to financial expenses on the consolidated statements of earnings (loss) over the term of the related financial asset or financial liability using the effective interest method. When a debt facility is retired by the Corporation, any remaining balance of related debt transaction costs is expensed to financial expenses on the consolidated statements of earnings (loss) in the period that the debt facility is retired. Transaction costs related to financial instruments at fair value through profit or loss are expensed when incurred.

Compound financial instruments

Debt and equity instruments issued by the Corporation and its subsidiaries are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The Corporation has issued, and in the future may issue, compound financial instruments comprising both financial liability and equity components. The financial liability component is initially recognized at the fair value of a similar liability. The proceeds are then allocated between the financial liability and the equity components using the residual method. Any directly attributable transaction costs are allocated to the financial liability and equity components in proportion to their initial carrying amounts. The financial liability component of a compound financial instrument is subsequently re-measured at amortized cost using the effective interest method. The equity components are not re-measured subsequent to their initial recognition.

Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the combined instrument (i.e., the embedded derivative plus the host instrument) is not held-for-trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the consolidated statements of earnings (loss).

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the issuer’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred.

Inventory Valuation

Inventories are priced at the lower of cost and net realizable value. Cost is determined on a weighted average basis. The cost of inventories comprises all costs of purchase and other costs incurred in delivering the inventory to its present location and condition. Raw materials and purchased finished goods are valued at purchase cost. Net realizable value represents the estimated selling price for inventory less all estimated costs necessary to make the sale.

Prepaid Expenses and Deposits

Prepaid expenses and deposits consist of amounts paid in advance or deposits made for which the Corporation will receive goods or services.

Property and Equipment

Property and equipment which have finite lives are recorded at cost less accumulated depreciation and impairment losses. Depreciation is expensed from the month the particular asset is available for use over the estimated useful life of such asset at the following rates, which in each case are intended to reduce the carrying value of the asset to the estimated residual value:

Revenue-producing assets	Declining balance	20%

Furniture and fixtures	Declining balance	20%

Computer equipment	Declining balance	20%

Building	Straight-line	25 years

Intangible Assets

Software technology	Straight-line	5 years

Customer relationships	Straight-line	15 years

Brands	N/A	Indefinite useful life

The depreciation method, useful life and residual values are assessed annually and the assets are tested for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization and depreciation are removed from the accounts and any gain or loss is reflected in net earnings. Expenditures for repairs and maintenance are expensed as incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is tested for impairment at least annually, or more frequently if circumstances such as significant declines in expected sales, net earnings or cash flows indicate that that the cash-generating unit(s) to which goodwill is allocated might be impaired.

Impairment of Non-Current Assets

At the end of each reporting period, the carrying amounts of property and equipment and intangible assets with finite useful lives are assessed to determine if there is any evidence that an asset is impaired. If there is such evidence, the recoverable amount of the cash-generating unit to which the asset or intangible asset with a definite useful life is allocated is estimated.

The recoverable amount of an asset or a cash generating unit is the higher of value-in-use and fair value less costs of disposal.

Assets are grouped into the smallest group of assets that generate cash inflows through continued use that are largely independent of the cash inflows from other assets or groups of assets (“cash-generating unit” or “CGU”). For the impairment test of goodwill, goodwill has been allocated to two groups of CGUs. The level at which the impairment is tested represents the lowest level at which Management monitors goodwill for internal Management purposes in accordance with its operating segments. Goodwill acquired in a business combination is allocated to the group of CGUs that is expected to benefit from synergies of the related business combination.

The Corporation’s corporate assets do not generate separate cash flows. If there is evidence that a corporate asset is impaired, the recoverable amount is determined for the CGU to which the corporate asset is allocated. Impairments are recorded when the carrying amount of an asset or its CGU is higher than its recoverable amount. Impairment charges are recognized in net earnings.

Impairment losses recognized for a CGU (or group of CGUs) first reduce the carrying amount of any goodwill allocated to that CGU and then reduce the carrying amounts of the other assets of the CGU (or group of CGUs) pro rata on the basis of the carrying amount of each asset in the CGU (or group of CGUs).

An impairment loss recognized for goodwill may not be reversed. On each reporting date, the Corporation assesses if there is an indication that impairment losses recognized in previous periods for other assets have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The increased carrying amount of an asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized.

Research and Development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Development costs, which have probable future economic benefits, can be clearly defined and measured, and are incurred for the development of new products or technologies, are capitalized. These development costs net of related research and development investment tax credits are not amortized until the products or technologies are commercialized, at which time, they are amortized over the estimated life of the commercial production of such products or technologies.

The amortization method and the life of the commercial production are assessed annually and the assets are tested for impairment whenever there’s an indication that an asset might be impaired.

The Corporation claims research and development investment tax credits as a result of incurring scientific research and experimental development expenditures. Research and development investment tax credits are recognized when the related expenditures are incurred and there is reasonable assurance of their realization. Investment tax credits are accounted for by the cost reduction method whereby the amounts of tax credits are applied as a reduction of the expense or deferred development costs.

Taxation

Income tax expense represents the sum of current and deferred taxes. Current and deferred taxes are recognized in net earnings, except to the extent it relates to items recognized in other comprehensive income (loss) or directly in equity.

Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from earnings as reported in the consolidated statements of earnings (loss) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Corporation’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the particular reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Corporation’s consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting earnings.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments and interests in subsidiaries and associates, except where the Corporation is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of any such asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, in each case based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Corporation expects, at the end of the particular reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Corporation intends to settle its current tax assets and liabilities on a net basis.

Stock-Based Compensation

The Corporation has one share option plan and accounts for grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for equity settled stock options awarded to employees under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized using the graded vesting method over the vesting period of the options granted. Compensation expense recognized is adjusted to reflect the number of options that has been estimated by Management for which conditions attaching to service will be fulfilled as of the grant date until the vesting date so that the recognized expense corresponds to the options that have actually vested. The compensation expense credit is attributed to contributed surplus when the expense is recognized in profit or loss. When options are exercised or shares are purchased, any consideration received from employees as well as the related compensation cost recorded as contributed surplus are credited to share capital.

Non-employee equity-settled share-based payments are measured at the fair value of the goods and services received, except where that fair value cannot be estimated reliably. If the fair value cannot be measured reliably, non-employee equity-settled share-based payments are measured at the fair value of the equity instrument granted as measured at the date the entity obtains the goods or the counterparty renders the service. The Corporation subsequently re-measures non-employee equity-settled share-based payments at each vesting period and settlement date with any changes in fair value recognized in profit or loss. Stock-based compensation expense is recognized over the contract life of the options or the option settlement date, whichever is earlier.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of such arrangement and requires an assessment of whether there is a conveyance of a right to use the asset subject to the arrangement. When substantially all risks and rewards of ownership are transferred from the lessor to the lessee, lease transactions are accounted for as finance leases. All other leases are accounted for as operating leases.

Corporation is the lessee

Leases of assets classified as finance leases are presented in the consolidated statements of financial position according to their nature. The interest element of the lease payment is recognized over the term of the lease based on the effective interest rate method and is included in financial expense in the consolidated statements of earnings (loss).

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

Provisions

Provisions represent liabilities of the Corporation for which the amount or timing of payment is uncertain. Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized in financial expenses on the consolidated statements of earnings (loss).

Provision for jackpot

Several of the Corporation’s licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a portion of the amount wagered by the player is contributed to the jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined base amount. The Corporation maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played. The provision for jackpots at the reporting date is included in provisions (see note 15). The Corporation believes that its provisions are sufficient to cover the full amount of any required payout.

Contingent consideration

The acquisition-date fair value of any contingent consideration is recognized as part of the consideration transferred by the Corporation in exchange for the acquiree. Changes in the fair value of contingent consideration that result from additional information obtained during the measurement period (i.e., a maximum of one year from the acquisition date) about facts and circumstances that existed at the acquisition date are adjusted retrospectively against goodwill. The adjustment is recognized in the consolidated statements of earnings (loss) in accordance with the requirements for changes in assets or liabilities of the same nature.

Provision for minimum revenue guarantee

A provision for minimum revenue guarantee is recognized pursuant to an agreement with the vendor in the sale of Wagerlogic Ltd and Ongame Networks Ltd. The Corporation recognizes the best estimate of the amount that would be required to settle this obligation and the estimate is based on information that produces a range of amounts.

Royalties

The Corporation licenses various royalty rights from several owners of intellectual property rights. Generally, these arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments in the consolidated statements of financial position. These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount. The amortization of these amounts is recorded as royalty expense within selling expenses on the consolidated statements of earnings (loss).

The Corporation regularly reviews its estimates of future revenues under its license arrangements.

Critical Accounting Estimates and Judgments

The preparation of the Corporation’s consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that can have a significant effect on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

Estimates and judgments are significant when:

•	the outcome is highly uncertain at the time the estimates are made; or

•	different estimates or judgments could reasonably have been used that would have had a material impact on the consolidated financial statements.

The consolidated financial statements include estimates based on currently available information and Management’s judgment as to the outcome of future conditions and circumstances. Management uses historical experience, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates.

Estimates and their underlying assumptions are reviewed on a regular basis and the effects of any changes are recognized immediately. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the consolidated financial statements and actual results could differ from the estimates and assumptions.

Set forth below are descriptions of items that require Management’s most critical estimates and judgments.

Estimates

Fair value assessments on business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of net assets acquired to be allocated to the assets acquired and liabilities assumed of the acquiree. The Corporation makes judgements and estimates in relation to the determination of the fair value of the identifiable net assets acquired, namely the intangible assets. The excess is assigned to goodwill.

Contingent consideration

The Corporation re-evaluates the fair value of the contingent consideration, including an “earn out”, on its business acquisitions at the end of each reporting period. Significant estimates are required to determine the fair value of the contingent consideration. The Corporation considers the key inputs of the particular arrangement and market participant assumptions when developing the projected cash flows that are used to determine the fair value of the contingent consideration. This includes the need to estimate the likelihood and timing of achieving the relevant milestones of the “earn out”. The Corporation exercises judgment when applying a probability assessment for each of the potential outcomes. In addition, the Corporation must consider the time value of money. In determining the discount rate applied to the estimated cash outflows, the Corporation considers the risks inherent to the contingent agreement such as projection risks, credit risks and liquidity risks.

Compound financial instruments

The Corporation has issued, and in the future may issue, compound financial instruments comprising both financial liability and equity components. The financial liability component is initially recognized at the fair value of a similar liability. The proceeds are then allocated between the financial liability and the equity components using the residual method. Significant estimates are made in determining the fair value of the financial liability component. To do so, Management determines the expected cash outflows that market participants would expect to incur in fulfilling the respective obligations. Then, Management estimates a market interest rate based on interest rates for a similar financial liability that does not have an equity conversion option. This market interest rate is used to discount the financial liability component. Actual cash outflows and interest rates may be different from estimates and may have an impact on the allocation of the proceeds to the financial liability and equity components.

Stock-based compensation and warrants

The Corporation estimates the expense related to stock-based compensation and the value of warrants using the Black-Scholes valuation model. This model takes into account Management’s best estimate of the exercise price of the stock option or warrant, an estimate of the expected life of the option or warrant, the current price of the underlying stock, an estimate of the stock’s or warrant’s volatility, an estimate of future dividends on the underlying stock, the risk-free rate of return expected for an instrument with a term equal to the expected life of the option or warrant, and the expected forfeiture rate of stock options granted (see note 20).

Income taxes

Deferred tax assets and liabilities are due to temporary differences between the carrying amount for accounting purposes and the tax basis of certain assets and liabilities, as well as undeducted tax losses. Estimation is required for the timing of the reversal of these temporary differences and the applicable tax rate. The carrying amounts of assets and liabilities are based on amounts recorded in the consolidated financial statements and are subject to the accounting estimates inherent in those balances. The tax basis of assets and liabilities and the amount of undeducted tax losses are based on the applicable income tax legislation, regulations and interpretations. The timing of the reversal of the temporary differences and the timing of deduction of tax losses are based on estimations of the Corporation’s future financial results.

The Corporation recognizes an income tax expense in each of the jurisdictions in which it operates. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income.

Such assessment is based upon enacted or substantively enacted tax laws and estimates of future taxable income. To the extent estimates differ from the actual amounts determined when preparing the final tax returns, earnings would be affected in a subsequent period.

Changes in the expected operating results, enacted tax rates, legislation or regulations, and the Corporation’s interpretations of the same, will result in adjustments to the expectations of future timing difference reversals and may require material deferred tax adjustments. To the extent that forecasts differ from actual results, adjustments are recognized in subsequent reporting periods.

Judgments

Useful lives of long-lived assets

Judgment is used to estimate each component of an asset’s useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and, in the case of an intangible asset, contractual provisions that enable the renewal or extension of the asset’s legal or contractual life without substantial cost, as well as renewal history. Incorrect estimates of useful lives could result in an increase or decrease in the annual amortization expense and future impairment charges.

Functional currency

The Corporation’s worldwide operations expose the Corporation to transactions denominated in a number of different currencies, which are required to be translated into one currency for consolidated financial statement reporting purposes. The Corporation’s foreign currency translation policy is designed to reflect the economic exposure of the Corporation’s operations to various currencies.

The Corporation’s foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside Canada may have different functional currencies. The functional currency of an operation is the currency of the primary economic environment to which it is exposed. In other to determine the functional currency, Management will first consider the currency that influences sales prices of the goods and services provided by the operations and the currency that influences the costs incurred by the operations. Then, if based on these two primary factors, the functional currency is not obvious, Management will examine secondary factors such as the currency in which funds from financing are obtained, the currency in which cash receipts are retained and the levels of interactions with the parent company. In determining the functional currency of an operation, Management uses its judgement to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies Adopted

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Effective for annual periods beginning on or after January 1, 2014, on a retrospective basis. The adoption of this standard did not have a material impact on the financial position and results of the Corporation.

Recoverable Amount Disclosures for Non-Financial Assets: Amendments to IAS 36

The International Accounting Standards Board (“IASB”) has published Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36). These narrow-scope amendments to IAS 36, Impairment of Assets, address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2014. The adoption of this standard did not have an impact on the disclosures presented in these consolidated financial statements.

Novation of Derivatives and Continuation of Hedge Accounting: Amendments to IAS 39

The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative designated as a hedge instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative designated as a hedging instrument arising from the novation should be included in the assessment and measurement of hedge effectiveness. The amendments required retrospective application. The adoption of this standard did not have a material impact on the financial position and results of the Corporation.

Levies: Amendments to IFRIC 21

International Financial Reporting Standards Interpretations Committee (“IFRIC”) 21 addresses the issue of when to recognize a liability to pay a levy. The interpretation defines a “levy” and specifies that the obligation event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period. IFRIC 21 requires retrospective application. The adoption of this standard did not have a material impact on the financial position and results of the Corporation.

New Accounting Pronouncements Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets.

IFRS 9 also includes a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting.

An entity shall apply IFRS 9 retrospectively for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of applying this standard.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, in each case, unless those contracts are within the scope of other standards. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

An entity shall apply IFRS 15 for annual reporting periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation is currently evaluating the impact of applying this standard.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation’s commitments under lease agreements for premises, hardware support contracts, and purchase obligations, but exclusive of occupancy and escalation charges, aggregate to approximately $87.31 million. The minimum annual payments are as follows:

$000’s
Within one year	17,393
Later than one year but not later than 5 years	34,224
More than 5 years	35,696

OUTSTANDING SHARE DATA

As at March 30, 2015, the Corporation had a total of 133,165,366 Common Shares issued and outstanding, 1,139,249 Preferred Shares issued and outstanding, 9,630,305 options issued under the Corporation’s share option plan, of which 2,656,583 were exercisable, and 957,699 share purchase warrants issued and outstanding.

DISCLOSURE CONTROLS AND PROCEDURES AND

INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 (“NI 52-109”), entitled Certification of Disclosure in Issuers’ Annual and Interim Filings, requires Amaya’s certifying officers, namely, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to establish and maintain disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in NI 52-109. In compliance with NI 52-109, the Corporation has filed certificates signed by the CEO and the CFO that, among other things, report on the design and effectiveness of each of DC&P and ICFR.

Disclosure Controls and Procedures

The CEO and CFO have designed DC&P, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the issuer is made known to them by others, particularly during the period in which the annual filings are being prepared;

•	information required to be disclosed in the annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The CEO and CFO have evaluated, or caused to be evaluated under their supervision, the effectiveness of Amaya’s DC&P at the financial year end December 31, 2014. Based on that evaluation, the CEO and CFO concluded that DC&P are effective.

Internal Control over Financial Reporting

The CEO and CFO have designed ICFR, or have caused it to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Amaya’s accounting and reporting standards.

The CEO and CFO have evaluated, or caused to be evaluated under their supervision, the effectiveness of Amaya’s ICFR at the financial year end December 31, 2014, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (1992) (COSO Framework). Based on that evaluation, the CEO and CFO concluded that ICFR is effective.

There has been no change in Amaya’s ICFR that occurred during the period beginning on January 1, 2014 and ended on December 31, 2014 that has materially affected, or is reasonably likely to materially affect, Amaya’s ICFR.

Limitation on Scope of Design

NI 52-109 allows an issuer to limit its design of DC&P and/or ICFR to exclude a business acquired not more than 365 days before the end of the period to which the certificate relates. During the year ended December 31, 2014, Amaya acquired two businesses, namely Diamond Game, effective February 13, 2014, and Rational Group, effective August 1, 2014. As allowed by NI 52-109, the CEO and CFO have limited the scope of their design of DC&P and ICFR to exclude controls, policies and procedures of these two businesses. Summary financial information about these two businesses is disclosed in this MD&A.

BUSINESS RISKS AND UNCERTAINTIES

Certain factors may have a material adverse effect on our business, financial condition, and results of operations. Current and prospective investors should consider carefully the risks and uncertainties described below, in addition to other information contained in this MD&A, the Annual Information Form and our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that could adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of our securities could decline, and you could lose part or all of your investment.

The Corporation’s current principal risks and uncertainties as identified by Management are summarized below, each of which could, among other things, have a material adverse effect on the Corporation’s business, liquidity and results of operations:

•	The Corporation’s substantial indebtedness requires that it use a significant portion of its cash flow to make interest payments, which could adversely affect its ability to raise additional capital to fund its operations, limit its ability to react to changes in the economy or in the Corporation’s industry and prevent it from making debt service payments. Amaya’s secured credit facilities and provisions governing the Preferred Shares contain restrictions that limit its flexibility in operating its business. Amaya may not be able to generate sufficient cash flows to meet its debt service obligations.

•	Amaya’s outstanding credit facilities subject it to financial covenants which may limit its flexibility. Amaya is also exposed to the risk of increased interest rates.

•	The gaming and interactive entertainment industries are intensely competitive. Amaya faces competition from a growing number of companies and, if Amaya is unable to compete effectively, its business could be negatively impacted.

•	Amaya’s online offerings are part of new and evolving industries, which presents significant uncertainty and business risks.

•	Amaya’s success in the competitive gaming and interactive entertainment industries depends in large part on its ability to develop and manage frequent introductions of innovative products.

•	Amaya’s dependency on customers’ acceptance of its products, and the Corporation’s inability to meet changing consumer preferences may negatively impact Amaya’s business and results of operations.

•	The Corporation’s products are becoming more sophisticated, resulting in additional expenses and the increased potential for loss in the case of an unsuccessful product.

•	Acquisitions involve risks that could negatively affect the Corporation’s operating results, cash flows and liquidity.

•	The Corporation could face considerable business and financial risks in investigating, completing and implementing acquisitions.

•	Lengthy and variable sales cycle for the Corporation’s land-based products makes it difficult to forecast the timing of revenue from its B2B activities.

•	Failure to attract, retain and motivate key employees may adversely affect the Corporation’s ability to compete and the loss of the services of key personnel could have a material adverse effect on Amaya’s business.

•	The Corporation’s insurance coverage may not be adequate to cover all possible losses it may suffer, and, in the future, its insurance costs may increase significantly or it may be unable to obtain the same level of insurance coverage.

•	Contract awards granted by lottery authorities are not necessarily extended and there is no assurance that the Corporation will be granted such contracts in the future.

•	New products may be subject to complex and dynamic revenue recognition standards, which could materially affect the Corporation’s financial results.

•	The Corporation’s business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which it operates.

•	Changes in ownership of customers or consolidations within the gaming industry may negatively impact pricing and lead to downward pricing pressures which could reduce revenue.

•	Litigation costs and the outcome of litigation could have a material adverse effect on the Corporation’s business.

•	The Corporation relies on its internal marketing and branding function, as well as its relationship with ambassadors, distributors, service providers and channel partners to promote its products and generate revenue, and the failure to maintain and develop these relationships could adversely affect the business and financial condition of the Corporation.

•	The risks related to international operations, in particular in countries outside of the United States and Canada, could negatively affect the Corporation’s results.

•	The Corporation is subject to foreign exchange and currency risks that could adversely affect its operations, and the Corporation’s ability to mitigate its foreign exchange risk through hedging transactions may be limited.

•	The Corporation is subject to various laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition.

•	Privacy concerns could result in regulatory changes and impose additional costs and liabilities on the Corporation, limit its use of information, and adversely affect its business.

•	The Corporation’s results of operations could be affected by natural events in the locations in which it operates or where its customers or suppliers operate.

•	The gaming industry is heavily regulated and failure by the Corporation to comply with applicable requirements could be disruptive to its business and could adversely affect its operations.

•	The Corporation may not be able to capitalize on the expansion of online or other forms of interactive gaming or other trends and changes in the gaming industry, including due to laws and regulations governing these industries.

•	The Corporation’s ability to operate in its existing land-based or online jurisdictions or expand in new land-based or online jurisdictions could be adversely affected by new or changing laws or regulations, new interpretations of existing laws or regulations, and difficulties or delays in obtaining or maintaining required licenses or product approvals.

•	Potential changes to the Class II regulatory scheme may cause the Corporation to modify its Class II games which may result in the Corporation’s products becoming less competitive.

•	Regulations that may be adopted with respect to the Internet and electronic commerce may decrease the growth in the use of the Internet and lead to the decrease in the demand for Amaya’s products and services.

•	Amaya’s shareholders are subject to extensive governmental regulation and if a shareholder is found unsuitable by a gaming authority, that shareholder would not be able to beneficially own the Corporation’s Common Shares directly or indirectly.

•	Current environmental laws and regulations, or those enacted in the future, could result in additional liabilities and costs.

•	Amaya’s intellectual property may be insufficient to properly safeguard its technology and brands.

•	The Corporation may be subject to claims of intellectual property infringement or invalidity and adverse outcomes of litigation could unfavorably affect its operating results.

•	Compromises of the Corporation’s systems or unauthorized access to confidential information or Amaya’s customers’ personal information could materially harm Amaya’s reputation and business.

•	Service interruptions of Internet service providers could impair the Corporation’s ability to carry on its business.

•	There is a risk that the Corporation’s network systems will be unable to meet the growing demand for its online products.

•	Systems, network or telecommunications failures or cyber-attacks may disrupt the Corporation’s business and have an adverse effect on Amaya’s results of operations.

•	Amaya’s land-based products and online operations may experience losses due to technical problems or fraudulent activities.

•	The Corporation’s Common Shares rank junior to the Preferred Shares with respect to amounts payable in the event of a liquidation.

•	Certain provisions of the Preferred Shares could delay or prevent an otherwise beneficial takeover attempt of Amaya and, therefore, the ability of holders to exercise their rights associated with a potential fundamental change.

•	The Corporation’s advance notice bylaws may prevent attempts by its shareholders to replace or remove its current management.

•	Future sales or the possibility of future sales of a substantial amount of the Corporation’s Common Shares may depress the price of the Corporation’s Common Shares.

•	The price and trading volume of the Common Shares may fluctuate significantly.

•	The Corporation’s Chairman and Chief Executive Officer, GSO and BlackRock, each individually and collectively, own a significant amount of the Corporation’s voting shares and may be able to exert influence over matters requiring shareholder approval.

All historical information relating to Rational Group prior to the Rational Group Acquisition presented in, or due to lack of information omitted from, Corporation’s documents filed on SEDAR, including the Corporation’s Management Information Circular, dated June 30, 2014, for the annual and special meeting of shareholders of the Corporation held on July 30, 2014 (the “2014 Management Information Circular”) and the Corporation’s Business Acquisition Report filed on October 15, 2014, including all financial information of Rational Group, has been provided in exclusive reliance on the information made available by Rational Group and their respective representatives. Although the Corporation has no reason to doubt the accuracy or completeness of Rational Group’s information provided therein, any inaccuracy or omission in such information contained could result in unanticipated liabilities or expenses, increase the cost of integrating Amaya and Rational Group or adversely affect the operational plans of the combined entities and its results of operations and financial condition.

A detailed description of the risks and uncertainties affecting Amaya and its business as set forth above, as well as additional risks and uncertainties, can be found in the Annual Information Form. Shareholders and prospective investors are urged to consult such risk factors.

FURTHER INFORMATION

Additional information relating to Amaya and its business, including the Annual Information Form, may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Amaya securities and securities authorized for issuance under equity compensation plans, is also contained in the 2014 Management Information Circular.

Montreal, Québec

March 30, 2015

(Signed) “Daniel Sebag”
Daniel Sebag, CPA, CA
Chief Financial Officer